Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 15, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
WBI Absolute Return Balanced Fund (S000030922)
WBI Absolute Return Dividend Growth Fund (S000030923)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of November 19, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 332 to its registration statement.  PEA 332 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on October 15, 2010, for the purpose of introducing the Trust’s two new series: WBI Absolute Return Balanced Fund and WBI Absolute Return Dividend Growth Fund (the “Funds”).

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section – Both Funds

1.	Staff Comment: With respect to each Fund’s “Principal Investment Strategies” section, please:

a.	revise to include the expected required maturity or duration of the fixed income securities in which the Fund intends to invest;
b.	revise to include the specific attributes of the Fund’s investment strategy that warrant the use of the term “Absolute Return” in the Fund’s name; and
c.	revise to include a brief definition of “master limited partnerships.”

Additionally, with regard to the Dividend Growth Fund, the second paragraph of the Fund’s “Principal Investment Strategies” section discloses that the Fund may invest up to 10% of its net assets in high yield bonds.  The fifth paragraph then states that the Fund may invest up to 10% of its net assets in fixed income securities including high yield bonds.  Please consider removing the disclosure from the second paragraph as the Fund’s investment limitation with regard to fixed incomes securities is more fully covered in the fifth paragraph.  Please make conforming revisions to each Fund’s Item 9 disclosure.

Response:  The Trust responds by revising the Balanced Fund’s Item 4 and Item 9 disclosures as follows:

“Under normal market conditions, the Balanced Fund will invest at least 40% of its net assets in the equity securities of domestic and foreign dividend-paying companies of any size market capitalization with the capacity to increase dividends over time, and at least 40% of its net assets in domestic and foreign fixed income securities.  The types of equity securities in which the Fund will generally invest include common stocks, preferred stocks, rights, warrants, convertibles and master limited partnerships (businesses organized as partnerships which trade on public exchanges).  The types of fixed income securities in which the Fund will generally invest include corporate debt securities, U.S. Government securities, debt securities of foreign issuers, sovereign fixed income securities, U.S. Government agency securities, high yield bonds (also known as “junk bonds”), exchange-traded notes, mortgage-backed securities and variable and floating rate securities.”  The Fund expects to invest in fixed income securities of all maturities, from less than one year up to thirty years, depending on the manager’s assessment of the risks and opportunities along the yield curve.  (The yield curve refers to differences in yield among fixed income assets of varying maturities.)

The Balanced Fund may invest without limitation in securities of foreign issuers, and may invest up to 20% of its net assets in the securities of issuers in emerging markets.  The Fund may also invest up to 60% of its net assets in other investment companies, including exchange-traded funds (“ETFs”).  The Fund may invest up to 20% of its net assets in high yield bonds.

The Balanced Fund seeks to provide absolute returns, regardless of the performance of the overall market, by using~~es~~ quantitative computer screening of fundamental stock information to evaluate domestic and foreign securities in an attempt to find the best value and dividend opportunities worldwide.  Once securities are identified, an overlay of technical analysis confirms timeliness of security purchases using a combination of price regression and momentum factors.  The Advisor’s buy discipline systematically adds qualifying securities within the Fund’s target allocations using available cash.”

The Trust also responds by revising the Dividend Growth Fund’s Item 4 and Item 9 disclosures as follows:

“Under normal market conditions, the Dividend Growth Fund will invest at least 80% of its net assets (including any borrowings for investment purpose) in dividend-paying equity securities of foreign and domestic companies and up to 10% of its net assets in domestic and foreign fixed income securities.  The types of equity securities in which the Fund will generally invest include common stocks, preferred stocks, rights, warrants, convertibles and master limited partnerships (businesses organized as partnerships which trade on public exchanges.)  The types of fixed income securities in which the Fund will generally invest include corporate debt securities, debt securities of foreign issuers, sovereign fixed income securities, U.S. government agency securities, high-yield bonds (also known as “junk bonds”), exchange-traded notes, and variable and floating rate securities.  The Fund expects to invest in fixed income securities of all maturities, from less than one year up to thirty years, depending on the manager’s assessment of the risks and opportunities along the yield curve.  (The yield curve refers to differences in yield among fixed income assets of varying maturities.)

The Dividend Growth Fund may invest without limitation in securities of foreign issuers, and up to 10% of its net assets in the securities of issuers located in emerging markets.  The Fund may also invest up to 10% of its net assets in other investment companies, including ETFs.  Investments in other investment companies that invest predominantly in equity securities are considered equity securities for the 80% test. The Fund may invest in companies of any size market capitalization.  ~~The Fund may invest up to 10% of its net assets in high yield bonds.~~

The Dividend Growth Fund seeks to provide absolute returns, regardless of the performance of the overall market, by using~~es~~ quantitative computer screening of fundamental stock information to evaluate domestic and foreign securities in an attempt to find the best value and dividend opportunities worldwide.  Once securities are identified, an overlay of technical analysis confirms timeliness of security purchases using a combination of price regression and momentum factors.  The Advisor’s buy discipline systematically adds qualifying securities within the Fund’s target allocations using available cash.”

Similarly Managed Account Performance – Both Funds

2.	Staff Comment: Please add disclosure indicating that the GIPS® method of calculating performance information is different from the SEC’s standardized method of calculating performance information.

Response:  The Trust responds by revising the “Similarly Managed Account Performance” section as follows:

“The Advisor has prepared and presented the composite presentations which serve as the basis for the performance information shown in compliance with the Global Investment Performance Standards (GIPS®).  The WBI composite presentations serve as the basis for the performance information shown.  The GIPS® method of calculating performance differs from the SEC’s standardized method of calculating performance, and may produce different results.”

*  *  *

The Advisor claims compliance ~~and has prepared and presented the composite presentations which serve as the basis for the performance information shown in compliance~~ with the Global Investment Performance Standards (GIPS®).  The Advisor has been independently verified by Absolute Performance Verification LLC from 12/31/1999 to 12/31/2009.  A copy of the verification report is available upon request.

3.
Staff Comment:  Please file as an exhibit to Part C of the Funds’ registration statement, Absolute Performance Verification LLC’s consent to being named as the independent verifier of the performance information contained in this section.

Response:  The Trust responds by confirming that the requested consent will be filed as an exhibit to Part C of the Funds’ registration statement.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust